Mail Stop 6010

November 27, 2007

J. Patrick Gallagher, Jr.
Chief Executive Officer
Arthur J. Gallagher & Co.
Two Pierce Place
Itasca, IL 60143

>   **Re: Arthur J. Gallagher & Co.**
>   **Definitive Proxy Statement**
>   **Filed April 5, 2007**
>   **File No. 001-09761**

Dear Mr. Gallagher:

We have reviewed your response letter dated September 19, 2007 and have the following comments. Please respond to our comments by December 11, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1.   We note your response to prior comment 4. In addition to disclosing in your future filings that benchmarking is primarily used by your compensation committee in reviewing total compensation and not in determining the individual elements, please also disclose the companies in the core group and in the extended group of peer companies referenced in your response. Also include a discussion of where you target total compensation against the peer companies and disclose where total compensation actually fell within the targeted range.

2.   We note your response to prior comment 5. In your future filings, as applicable, please discuss and analyze how the Compensation Committee determined the threshold levels for incentive compensation awards and what those awards were intended to incentivize if the thresholds were met.

3.   We note your response to prior comment 7. In your future filings, as applicable, please provide discussion and analysis of why the Compensation Committee made adjustments to revenues or to other financial metrics for purposes of making compensation awards that are tied to those metrics.

Arthur J. Gallagher & Co.
November 27, 2007
Page 2

4.   We note your response to prior comment 8. In your future filings, as applicable,
        please include the substance of your response to that comment in your
        Compensation Discussion and Analysis.

5.   We note your response to prior comment 10. In your future filings, as applicable,
        please indicate the position held by each related party.

        If you have any questions, please contact me at (202) 551-3635.

                                        Sincerely,

                                        Tim Buchmiller
                                        Senior Attorney